

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2015

<u>Via Email</u>
Victor L. Cangelosi, Esq.
Luse Gorman, PC
5335 Wisconsin Avenue, N.W.
Suite 780
Washington, D.C. 20015

> **Re: Poage Bankshares, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 5, 2015**
> **File No. 001-35295**

Dear Mr. Cangelosi:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement</u>

<u>General</u>

1.   Please fill in all blanks and provide updated information as of the most reasonable practicable date.

<u>Solicitation of proxies…, page 2</u>

2.   You indicate that you will solicit proxies by mail, personally, by phone, by press release, by facsimile or "by other electronic means". Please clarify the other electronic means to which you refer. Please note that all written soliciting materials, including any e-mails or

scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

3.   Further to our comment above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Method of Counting Votes, page 5

4.   Please clarify that brokers will not have discretionary authority with respect to votes on any of the proposals due to the contested nature of the solicitation. Please supplement your disclosure to disclose that unless shareholders provide specific instructions to their brokers on how to vote their shares, uninstructed broker votes will be treated as broker non-votes.

Proposal 1- Election of Directors, page 7

5.   You disclose that you may nominate substitute nominees if any of the proposed nominees are unable to serve. Please confirm that should you nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions